                                                                    [Exhibit 35]

Donald J. Campbell - State Bar No. 1216
DONALD J. CAMPBELL & ASSOCIATES
300 S. Fourth Street, Suite 1409
Las Vegas, Nevada 89101
(702) 382-5222

Attorneys for Latham & Watkins
Specially Appearing

                          UNITED STATES DISTRICT COURT

                               DISTRICT OF NEVADA

----------------------------------------
                                        ) Case No. CV-S-97-95-PMP (RLH)
                                        )
                                        ) LATHAM & WATKINS' RESPONSE
                                        ) TO ITT'S MOTION REQUIRING
                                        ) HILTON TO DISCHARGE LATHAM
HILTON HOTELS CORPORATION and           ) & WATKINS AS COUNSEL
HLT CORPORATION,                        )
                                        )
                  plaintiffs,           ) ATTACHED DECLARATIONS OF:
                                        )
                          vs.           ) (1) JUSTICE ARMAND ARABIAN;
                                        ) (2) STEPHEN GILLERS;
                                        ) (3) J. THOMAS ROSCH;
ITT CORPORATION,                        ) (4) GARY M. EPSTEIN; AND
                                        ) (5) KRISTINE WILKES
                                        )
                  defendant.            )
                                        )
----------------------------------------) ACCOMPANYING DECLARATION
ITT CORPORATION,                        ) OF JOSEPH J. WHEELER
                                        )
                  Defendant and         )
                  Counterclaimant,      )
                                        )
                          vs.           )
                                        )
HILTON HOTELS CORPORATION and           )
HLT CORPORATION,                        )
                                        )
                  Plaintiffs and        )
                  Counterdefendants.    )
----------------------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

I    INTRODUCTION............................................................  1

II   SUMMARY OF THE ARGUMENT.................................................  4

III  ARGUMENT................................................................  5

     A. As Latham is Neither Counsel Nor a Party in This Action, the
        Relief Sought is Procedurally Improper...............................  5

     B. The National Trend is Away From Requiring Disqualification in
        Motions Brought by Big Corporations Involving the Duty of
        Loyalty and in Which No Confidential Information is Involved.........  6

     C. The Three Specific Matters Raised by ITT Create No Conflict..........  7

        1. The Antitrust Counseling..........................................  7

        2. The Representation of WBIS+, an Entity in Which an ITT
           Subsidiary Has a Less than Controlling Interest, Does Not
           Create a Conflict................................................. 10

        3. The Representation of ESI Poses No Conflict....................... 13

           a. ESI is a Separate and Distinct Entity From ITT and the Representation of One Does Not Constitute the
              Representation of the Other.................................... 13

           b. Latham is Not Engaged in Any Representation Adverse
              to WBIS+ or ESI and ITT Has No Standing to Raise
              This Issue..................................................... 13

     D. There is No Ethical Reason Why Latham Cannot Be Adverse to
        ITT.................................................................. 15

        1. Latham's Representation of ITT in the Eldredge Matter Has
           Concluded Because the Contemplated Services Have Been
           Completed.  Therefore, Latham No Longer Owes ITT the
           Duty of Loyalty Due a Current Client.............................. 15

        2. Even if ITT Were a Still a Current Client in the Eldredge
           Matter, the Revised California Conflict Rules Would Still
           Not Prevent Latham From Being Adverse to ITT...................... 18

        3. There is No Substantial Relationship Between the Eldredge
           Matter and the Hilton Dispute and Latham Has No
           Confidential Information from ITT Which is Material to the
           Hilton Dispute.................................................... 21

IV   CONCLUSION.............................................................. 24

                              TABLE OF AUTHORITIES

CASES                                                                    Page(s)
-----                                                                    -------

Bodily v. Intermountain Health Care Corp.,
     649  F. Supp. 468 (D. Utah 1986)......................................... 7

Doctors' Company v. Superior Court,
      49 Cal. 3d 39, 260 Cal. Rptr. 183 (1989)................................ 6

Edlund v. Los Altos Builders,
     106 Cal. App. 2d 350, 235 P.2d 28 (1951)................................ 17

Erickson v. Newmar Corp.,
     87 F.3d 298 (9th Cir. 1996).............................................. 5

Estate of Hultin,
     29  Cal. 2d 825, 178 P.2d 756 (1947).................................... 17

Fidelity & Deposit Co. v. Madson,
     70 A.L.R. 832 (1930).................................................... 17

Fireman's Fund Ins. Co. v. McDonald, Hecht & Solbert,
     30 Cal. App. 4th 1373, 36 Cal. Rptr. 2d 424 (1994)....................... 5

Franke v. Zimmerman,
     526 S.W. 2d 257 (Tx 1975)............................................... 17

Gas-A-Tron v. Union Oil Co.,
      534 F.2d 1322 (9th Cir.)
     cert. denied, 429 U.S. 861 (1976)....................................... 22

Global Van Lines v. Superior Court,
     144 Cal. App. 3d, 483, 192 Cal. Rptr. 609 (1983)........................ 21

Goldstein v. Lees,
     46 Cal. App. 3d 614, 120 Cal. Rptr. 253 (1975).......................... 15

H.F. Ahmanson & Co. v. Salomon Bros.,
      229 Cal. App. 3d 1445 (1991)................................. 8, 9, 21, 23

Hoffman-La Roche, Inc. v. Promega Corp.,
     33 U.S.P.Q. 2d 1641 (N.D.Ca. 1994)................................... 9, 23

Jacuzzi v. Jacuzzi Bros. Inc.,
     218 Cal. App. 2d 24, 32 Cal. Rptr. 188 (1963)........................... 15

Maxwell v. Superior Court,
     30 Cal. 3d 606, 180 Cal. Rptr. 177 (1982) ............................... 8

Mirabito v. Liccardo,
     4 Cal. App. 4th 41, 46, 5 Cal. Rptr. 2d 571 (1992)....................... 6

Mizrahi v. Miscione,
      252 Cal. App. 2d 673 (1967)............................................ 17

                                                                         Page(s)
                                                                         -------

Neel v. Magana, Olney, Levy, Cathcart & Gelfand,
     6 Cal. 3d 176, 98 Cal. Rptr. 837 (1971)................................. 16

Research Corp. Technologies, Inc. v. Hewlett-Packard Co.,
     936 F. Supp. 697 (D. Ariz. 1996)......................................... 7

Seifert v. Dumatic Industries,
     197 A.2d 454 (Pa. 1964)................................................. 11

SWS Financial Fund A v. Salomon Brothers, Inc.,
     790 F. Supp. 1392 (N.D. Ill 1992)........................................ 6

Truck Ins. Exchange v. Fireman's Fund Ins. Co.,
     6 Cal. App. 4th 1050, 8 Cal. Rptr. 228 (1992)....................... 15, 16

Young v. Bridwell,
     437 P.2d 686 (1968)..................................................... 17

Zambrano v. City of Tustin,
     885 F.2d 1473 (9th Cir. 1989)............................................ 5

OTHER AUTHORITIES
-----------------

1 G. Hazard & W. Hodes, The Law of Lawyering ss. 1.7:207 at 239..............  6

ABA Formal Opinion 95-390................................................ 12, 14

ABA Formal Opinion 91-361.................................................... 11

California Business and Professions Code Section 6076-77..................... 19

California Rule of Professional Conduct 1-100(A)....................... 5, 6, 19

California Rule of Professional Conduct 3-310............................ 19, 20

California Rule of Professional Conduct 3-310(E)......................... 20, 23

California State Bar Formal Opinion 1989-113...........................12-14, 21

California State Bar Formal Opinion 1989-115.................................. 8

D.C. Bar Ethics Opinion 216.................................................. 21

Model Rule of Professional Conduct 1.6(a)..................................... 3

Nevada Rule of Professional Conduct 156....................................... 3

Preamble to Model Rules....................................................... 6

Request that the Supreme Court of California Approve Amendments to the
Rules of Professional Conduct of the State Bar of California, and
Memorandum of Supporting Documents in Explanation....................... 19, 20

                                                                         Page(s)

Restatement of the Law Governing Lawyers (Proposed Final Draft No. 1),
Section 43 at page 124....................................................... 16

Restatement of the Law Governing Lawyers (Proposed Final Draft No. 1),
Section 212, Comment d at 695................................................ 11

                                        I

                                  INTRODUCTION

            Solely to gain strategic advantage in the takeover dispute, ITT has brought a motion to enjoin Hilton from using the services of Latham & Watkins. Latham, however, has no role of any kind in this lawsuit and has made no appearance as counsel in this case for any party. ITT has presented no evidence of any ethical violation and there is no such violation. ITT simply is wrong on its basic premise that Latham is improperly adverse (or even adverse) to ITT within the meaning of the applicable authorities. This motion is an improper attempt to misuse the California rules of attorney conduct as an offensive weapon against Hilton.

            ITT's unprecedented maneuver is backed by a legal brief in the guise of an "opinion" by a professor who purports to argue issues of California law without even analyzing the text of the applicable California conflict rules. The attached expert opinions of Justice Armand Arabian, the California Supreme Court Justice (now retired) who wrote the very decision upon which ITT's professor relies, and national ethics authority Stephen Gillers, easily dispose of ITT's interpretation of California ethics law and confirm the propriety of Latham's conduct. Further, the detailed and specific declarations of Joseph J. Wheeler, Thomas Rosch, Gary Epstein and Kristine Wilkes, the Latham lawyers who actually worked on the matters cited by ITT, refute the conclusory generalities of ITT's sole declarant and establish that there has been no misuse of ITT information, there is no substantial relationship between the matters ITT cites and the proposed Hilton takeover and there has been no ethical violation whatsoever.

            ITT attempts to support its assertions by pointing to three minor representations by Latham, none of which pose any conflict and some of which are not even ITT representations. In the first matter, antitrust counseling lasting about 10 hours where all consultation has been completed, ITT gave Latham a written consent in what was termed a "limited representation" that Latham was free to represent "another client on an unrelated matter in which ITT is an adverse party." ITT's papers are silent on this consent, even though the same person who signed the consent submitted ITT's declaration in support of its motion. Such consents are totally effective and proper. Moreover, the antitrust counseling at issue related to minor and now dated issues which have no relationship whatsoever to the ITT/Hilton dispute and provides no basis for ITT's extraordinary motion.

            The second matter, Latham's representation of television station WBIS+, in which an ITT subsidiary has a 50% ownership interest along with Dow Jones, Latham's preexisting client, similarly presents no conflict. Latham's retention letter makes clear that WBIS+, not ITT, was the client in this representation. Indeed, ITT even has its own outside counsel with regard to WBIS+. The authorities are universal -- not only Model Rule 1.13 and California Rule 3-600, but also opinions from the ABA (Formal Opinion 95-390), the California State Bar (Formal Opinion 1989-113) and even the Restatement (Section 212, Comment d) -- that affiliated entities are to be treated as separate and distinct entities for conflict purposes, especially when, as is the case here, they have their own separate managements and boards.

            The same authority disposes of ITT's argument regarding the third and final matter it raises -- Latham's representation of ITT Educational Services, Inc. ("ESI") in the Eldredge suit in San Diego. This public corporation has its own board of directors and legal department to which Latham reports. Though it is a partially-owned subsidiary, ESI is separate and distinct from ITT. The authorities make clear without exception that the representation of ESI is not the representation of ITT for ethics purposes.

            The piggyback representation of ITT by Latham in the Eldredge suit concluded with the order granting judgment n.o.v. in ITT's favor. As Justice Arabian's expert opinion makes clear, California law provides that the entry of that order makes ITT a former client of Latham. There has been no "hot potato" withdrawal to render ITT a former client; this result occurred with the completion of the contemplated services.

            With ITT a former client, the only issue remaining is whether there is a "substantial relationship" between the representation of ITT in the Eldredge suit and the Hilton takeover matter. The Eldredge suit was brought by some disgruntled students who alleged that they could only obtain work at McDonalds as dishwashers and table cleaners after completing the ESI hospitality management program. So weak and tangential was the case against ITT that no ITT witnesses were deposed or called at trial, no ITT documents were produced and the trial judge entered j.n.o.v. in ITT's favor. Latham's representation of ITT in this matter was incidental to the representation of the plaintiffs' real target, ESI. ITT's primary defense was that its status as a shareholder of ESI provided no basis to include it in the case and the trial judge agreed. The case would have essentially developed the way it did with or without ITT. This is a textbook example of a matter with no substantial relationship -- indeed no relationship whatsover -- to the ITT/Hilton dispute.

            The theme which appears throughout ITT's papers is hyperbole and over- argument. Time and again in its effort to gain unwarranted strategic advantage, ITT attempts to portray the insignificant and irrelevant as earth-shattering and cataclysmic. The true facts belie the ITT cacophony and demonstrate that there is no merit to ITT's accusations or motion.(1)

----------
(1) ITT will no doubt argue that its attempts to pry information about Hilton from Latham have been rebuffed and that this excuses the duty to present any evidence to support its motion. Hilton is in fact a pre-existing and substantial client of Latham for whom the firm has done and does general corporate work. See, e.g., attached public and debt offering filings. Although Latham has acknowledged to ITT that Hilton is a client, all Latham will otherwise say, ITT laments, is that Latham is adhering to all ethical duties and has no conflict with ITT.

            What else would ITT have Latham say? What else could Latham say without violating its duties to maintain client confidences about unrelated Hilton work? Do either ITT or its advisors seriously suggest that ITT had carte blanche to inquire into Hilton's affairs so they could attempt to use whatever privileged information they learned to Hilton's detriment? It is black letter law that "a lawyer shall not reveal information relating to the representation of a client..." Model Rule 1.6(a); Nevada Rule 156. Latham said everything to ITT that it could under the circumstances: it verified that there was no conflict and its compliance with all ethical duties. Nothing else could or should be disclosed. Gillers Decl. at P. 34.

                                       II

                             SUMMARY OF THE ARGUMENT

            1. ITT's motion is procedurally not well taken.

            2. As described more fully in the expert declarations of Professor Stephen Gillers and Retired California Supreme Court Justice Armand Arabian, there is absolutely no basis for barring Hilton from using Latham, based upon the prior limited representations of ITT and/or based upon the past and present representations of partially-owned ITT subsidiaries. This conclusion is compelled based upon all of the following:

            a. For conflict purposes, affiliated entities are to be treated as separate and distinct clients, unless they are as a practical matter alter egos of one another.

            b. ITT's written consent permitting prospective adversity by Latham is perfectly valid and sufficient to allow Latham to be adverse to ITT under these circumstances.

            c. Counsel is not generally obligated to accept an engagement on appeal after the conclusion of that matter through the trial court level, unless there has been an agreement to do so. A declination of such engagement is not tantamount to a "hot potato" withdrawal under California law.

            d. ITT's conclusory allegations wholly fail to meet its burden or to establish a "substantial relationship" between the prior ITT representations and the Hilton takeover requiring imputation to Latham of confidential information.

            e. Latham has no confidential information of ITT related to the takeover matter and no ITT information of any kind has been given to Hilton.

                                       III

                                    ARGUMENT

A. As Latham is Neither Counsel Nor a Party in This Action, the Relief Sought is Procedurally Improper

            To strengthen its hand in the dispute with Hilton, ITT is in effect asking this Court to act as a roving ethics enforcement arm, curing alleged violations of other states' ethics rules by lawyers who have no role in the matter pending before the Court. The record clearly reveals that Latham has not been involved in any litigation against ITT and has filed no documents with the SEC relating to the takeover. The attempt here by ITT to enforce duties against lawyers by suing non-lawyers is entirely improper and should be rejected.(2)

            Rules of professional ethics "are intended to regulate professional conduct of members of the State Bar..." Rule 1-100(A), California Rules of Professional Conduct. It is widely recognized, as noted in the Preamble to the Model Rules of Professional Conduct, that "the Rules can be subverted when they are invoked by opposing parties as procedural weapons." ITT and its counsel are attempting precisely such a subversion of the rules in this motion. If ITT truly had a legitimate complaint or grievance against Latham & Watkins, there would be ample adequate legal remedies in the judicial and administrative proceedings that ITT could institute in California. There is no need to bring an injunction proceeding against Hilton. Moreover, basic principles of privity and common sense dictate that ITT cannot enforce Latham's duties through a lawsuit directed at Hilton -- a third party to the attorney-client relationship at issue. See Fireman's Fund Ins. Co. v. McDonald, Hecht &

----------
(2) The Court's jurisdiction to regulate attorney conduct is both statutory and inherent in nature. Zambrano v. City of Tustin, 885 F.2d 1473, 1478-1480 (9th Cir. 1989). In particular, the Rules Enabling Act (28 U.S.C.ss. 2071) (1988)) and F.R.C.P. 83 authorize district courts to promulgate local rules. Id. at 1479. "Federal courts have inherent powers to manage their own proceedings and to control the conduct of those who appear before them." Erickson v. Newmar Corp., 87 F.3d 298, 303 (9th Cir.
      1996) (citation omitted). The power to disqualify derives from those two jurisdictional bases. Id. at 300-01 (Nevada District Court's jurisdiction to disqualify stems from Local Rule IA 10-7 and inherent "duty and responsibility of supervising the conduct of attorneys who appear before it").

Solbert, 30 Cal. App. 4th 1373, 1383, 36 Cal. Rptr. 2d 424 (1994) (lawyer's duties owed only to client and the only person who may bring an action against the lawyer is the client).

            Finally, applicable ethics rules also are clear that they "are not intended to create new civil causes of action." California Rule 1-100(A); Preamble to Model Rules; Mirabito v. Liccardo, 4 Cal. App. 4th 41, 46, 5 Cal. Rptr. 2d 571 (1992). Therefore, ITT should not be permitted to allege only violations of the ethics rules and no independent claim for relief. Moreover, a third party who does who does not owe the alleged duty cannot be found liable for civil conspiracy to violate it. See Doctors' Company v. Superior Court, 49 Cal. 3d 39, 44, 260 Cal. Rptr. 183 (1989). Accordingly, this motion should be denied.

B. The National Trend is Away From Requiring Disqualification in Motions Brought by Big Corporations Involving the Duty of Loyalty and in Which No Confidential Information is Involved

            Recent cases and prominent ethics authorities such as Professor Hazard have warned of the methods by which large corporations, such as ITT, can manipulate the loyalty rules for their strategic advantage. Professor Hazard has cautioned that a huge corporation such as ITT has "both the incentive and the ability to spread legal work over many law firms, thus assuring that it is the 'current client' of all of them and immunizing itself from suit at their hands." 1 G. Hazard & W. Hodes, The Law of Lawyering ss. 1.7:207 at 239.

            The Court in SWS Financial Fund A v. Salomon Brothers, Inc, 790 F. Supp. 1392 (N.D. Ill 1992), denied disqualification on this very basis and described the need to prevent the following abuse of the loyalty rules:

            Clients of enormous size and wealth, and with a large demand for legal services, should not be encouraged to parcel their business among dozens of the best law firms as a means of purposefully creating the potential for conflicts. With simply a minor "investment" of some token business, such clients would in effect be buying an insurance policy against the law firm's adverse representation.

Id. at 1402. Other courts faced with such facts likewise have not hesitated to deny disqualification. See, e.g. Research Corp. Technologies, Inc. v. Hewlett-Packard Co., 936 F. Supp. 697 (D. Ariz. 1996) (although 3 hours of advice to litigation rival on unrelated matter created technical breach of duty of loyalty, disqualification denied); Bodily v. Intermountain Health Care Corp., 649 F. Supp. 468 (D. Utah 1986) (disqualification denied when conflict was only technical one involving no confidential information).

            As Justice Arabian declares:

            [T]o allow ITT for its own tactical reasons to preclude Hilton from using Latham on the basis of two very limited and unrelated Latham representations of ITT (i.e., Latham's now-concluded, ancillary representation in the Eldredge litigation and 10.3 hours of discrete antitrust advice, on which an appropriate waiver was specifically requested and given), would be exactly the type of tactical abuse of the professional rules of conduct which is and should be strongly discouraged as a matter of public policy and efficient administration of law. Arabian Declaration at P. 2 e.

C. The Three Specific Matters Raised by ITT Create No Conflict

      1. The Antitrust Counseling

            ITT attempts to create a conflict out of the limited antitrust counseling of 10.3 hours provided by Thomas Rosch of Latham's San Francisco office for two concluded matters. ITT ignores the explicit understanding between Mr. Rosch and Mr. Fischkin of ITT that this minor representation would not be used as a basis of disqualification, and ITT's express written consent, signed by Mr. Fischkin, that it would not be. Before the initiation of the antitrust counseling, which amounted in total to about $4,000 in fees, ITT and Mr. Fischkin signed a consent letter which provides as follows:

            As you and I have discussed, given the lack of clarity as to the matters with respect to which you seek antitrust counseling, we do not want that limited representation of ITT to prevent us from representing other clients with respect to a matter unrelated to the subject on which our antitrust advice is sought, including representation of another client in an unrelated matter in which ITT is an adverse party. I understand that you agree that this representation would not prevent us from representing other clients on such unrelated matters.

In view of this express and unambiguous consent, ITT cannot now in good faith argue, contrary to its consent letter, that Latham is in fact precluded from representing other clients adverse to ITT. Gillers Decl. at P. 31.

            ITT presents no evidence that Mr. Rosch's counseling involved matters related to the ITT/Hilton takeover. Without any support or specifics, ITT's Mr. Fischkin would have this Court believe that the 10.3 hours involved "significant antitrust matters and advice." Though Mr. Fischkin is silent on the nature of the advice, Mr. Rosch's declaration makes clear that the minor matters involved were far removed from any ITT/Hilton issues. Rosch Declaration at P. P. 5-6; Arabian Decl. at P. 33. The minor issues on which Latham was consulted were precisely the kind of "unrelated matters" referred to in the written consent on which Latham was to be free, if it chose, to have a role in such representations as the takeover. There is no conflict here. Gillers Decl. at P. 32-33.

            ITT also ignores California State Bar Formal Opinion 1989-115, which holds that such waivers, particularly when given by large sophisticated clients, are valid. See also Maxwell v. Superior Court, 30 Cal. 3d 606, 180 Cal. Rptr. 177 (1982) (policy of California law favoring consent to conflicts is so strong that even a capital defendant facing a potential death sentence can give a prospective conflict consent). ITT will be hard-pressed to take issue with the California State Bar or to argue that ITT should have a more lenient standard applied to it than a defendant on trial for his life.

            Even if there were no consent, disqualification would still not be proper on these facts. In the case of H.F. Ahmanson & Co. v. Salomon Bros., 229 Cal. App. 3d 1445 (1991), the California appellate court denied disqualification on strikingly similar facts to those here even where there was no consent. In Ahmanson, a law firm gave brief and limited advice to a client on discrete legal issues regarding credit protection strategies. When that client later sought the law firm's disqualification in a subsequent suit against it involving the cancellation of interest rate protection, the Court denied disqualification even though the general subject matter of the two representations was credit risk protection. Noting the practical manner in which California courts apply the substantial relationship test, the Court undertook an extremely detailed analysis into whether the two representations were factually and legally related. Id. at 455-57. In declining to find a substantial relationship, the Court noted the lack of similarity between the specific factual and legal issues involved in the two representations. It declared, in language directly applicable here:

            Novikoff entered into a brief relationship with Bowery Savings Bank related solely to legal questions on the credit risk of repo transactions, a matter clearly on the periphery of Bowery's overall business policies and strategies.

Id. at 622.

            In Ahmanson, the party seeking disqualification also submitted inflated declarations attempting to establish that the attorney learned "highly confidential information by virtue of his attendance at meetings where Bowery's business plans were discussed and analyzed." Id. Compare Fischkin Decl. at P. 15 (Latham allegedly provided with "confidential business information as to competitive strategy, expansion plans and pricing strategy") and at P. 11 (information allegedly provided regarding "overall strategy"). The Ahmanson decision reveals just how closely these assertions are scrutinized by the courts when there is no substantial relationship and how readily the courts will dismiss the generalized, unsubstantiated and unsupported assertions that a party such as ITT will usually make under these circumstances, particularly when, as here, the attorneys who actually did the work submit detailed and specific declarations showing no such information was ever imparted. See Hoffman-La Roche, Inc. v. Promega Corp., 33 U.S.P.Q. 2d 1641, 1654-55 (N.D.Ca. 1994)
(conclusory declarations will not carry "formidable" burden of establishing attorney actually received confidential information, particularly in view of specific attorney declarations which refuted the charge).

      2. The Representation of WBIS+, an Entity in Which an ITT Subsidiary Has a Less than Controlling Interest, Does Not Create a Conflict

            ITT Corporation and television station WBIS+ are two separate legal entities. WBIS+ is a partnership owned half by a subsidiary of Dow Jones, Latham's pre-existing client, and half by a subsidiary of ITT. Epstein Decl. at
P. 3. WBIS+ is managed by its own Board of Directors and has its own full staff. Id. at P. 5. Latham & Watkins has represented only WBIS+ with regard to certain communications-related issues. It has never represented ITT in this matter. Id. at P. 4. In fact, ITT has its own outside counsel to advise it, the well- known communications firm of Dow Lohnes & Albertson. Id. at P. 5. Latham has always provided its services directly to the entity it represents, not to ITT. Id. at
P. 8. An engagement letter spelling out that the representation is only of WBIS+ (and which ITT has not provided to the Court) makes all of these facts clear. Epstein Decl. at P. 4 and Exhibit 1. From the beginning of the engagement, Latham's key contact has been a Dow Jones attorney who has handled the day-to-day legal matters for WBIS+. Id.

            Two major bar opinions -- from the ABA and California State Bar -- have exhaustively analyzed the issue of whether the representation of one company constitutes the representation of the other companies in which the first company has an ownership interest. Each opinion has emphatically concluded that affiliated companies constitute separate entities for conflict purposes. Accord D.C. Bar Ethics opinion 216.(3) The universally-held view was summarized in the Restatement of the Law Governing Lawyers as follows:

            When a lawyer represents two or more organizations with some common ownership or membership, whether a conflict exists is determined primarily on the basis of formal organizational distinctions...[W]hen ownership or membership of two organizations is not identical, the lawyer must respect the

--------
(3) The law in California and the District of Columbia is exactly the same on this issue, as noted in D.C. Bar Ethics Opinion 216. The WBIS+ representation is the only matter cited by ITT which is outside of California, and it is in the District of Columbia.

            boundaries of each and analyze possible conflicts on the basis that the organizations are separate entities. This is true even when a single individual or organization has sufficient ownership or influence to exercise working control of the organizations...

Section 212, Comment d at 695. In spite of this clear, bright-line test drawn in the authorities and the Restatement, ITT and its expert now argue, without citation of authority, that if it can help ITT achieve its strategic ends against Hilton, then for this one time only affiliated companies should be treated as one for conflict purposes.

            As noted in ABA Formal Opinion 95-390, the lawyer-client relationship is principally a matter of contract. The entities who are to be considered as clients should be specifically set out in the retention agreement. That is precisely what was done here. WBIS+ was specifically identified in the engagement letter as the client; ITT was not so identified. Also instructive in this regard is ABA Formal Opinion 91-361, which sets out the circumstances under which the representation of a partnership can constitute the representation of an individual partner. Virtually all of the factors set out in the opinion -- the identity of the entity named in the engagement letter (here only WBIS+, not ITT), whether a partner is represented by its own outside counsel (as ITT is here), whether the attorney had a pre-existing relationship with one of the partners (as Latham did with Dow Jones but not ITT) and reliance on the lawyer as the partner's individual counsel (as there was none by ITT here), conclusively establish that Latham's client was WBIS+ and that Latham owed no duty to ITT.

            The Restatement endorses this result. Indeed, in the Reporter's Note to Comment c of Section 212 at page 703, the Reporter cites with approval a case with remarkably similar facts to those regarding WBIS+ and concluded there was no conflict. In Seifert v. Dumatic Industries, 197 A.2d 454 (Pa. 1964), two 50% shareholders of a corporation had a dispute which resulted in a suit to dissolve the company. The court ruled that corporate counsel could represent both the company and the shareholder who opposed dissolution. If the law were as ITT would have this Court believe, and the representation of the entity constituted the representation of both owners, the lawyer could not have represented one partner against the other.

            Faced with this authority against its position, which ITT does not discuss or even acknowledge, ITT is reduced to arguing (based on its hearsay information from some unnamed source) that someone -- it is not clear who, since Mr. Fischkin uses the indefinite term "we" at page 7, line 1 -- has "disclosed to Latham business plans for increasing station coverage beyond the immediate metropolitan area." This, in Mr. Fischkin's view, can have a potential impact on the value of WBIS+. This precise issue was considered and rejected both in the ABA Opinion and California State Bar Opinion. The argument advanced was that acting adversely to an affiliate should be considered an adverse representation to the parent since a successful result could diminish or destroy the parent's investment in the affiliate. Each opinion dismissed this argument. Taking actions against a company in which another has an investment -- even a substantial investment -- is not a directly adverse representation against the company with the investment and is not ethically precluded. See ABA Formal Opinion 95-390; California State Bar Formal Opinion 1989-113. Yet ITT's only argument with regard to ESI and WBIS+ is that ITT's investment in these separate entities somehow gives it standing to raise these issues. See Fischkin Decl. at
P. 9 (Eldredge suit may be "vital to the future...of ITT's investment..."); P.
14. ITT's argument is misplaced and should be rejected.

            ITT also argues that Latham is in possession of confidential information regarding the station's attempt to go nationwide and expand its services. Yet all of this information has been public for some time, as established in the Epstein Declaration at P. 7. Moreover, it is most unlikely that ITT entrusted Latham with any such information, as ITT retained the firm of Dow, Lohnes & Albertson to represent it with regard to these national distribution issues. Id. at 5. It is clear that Latham does not represent ITT in the WBIS+ representation. Although ITT has attempted to blur the distinction between it and its investments, the distinction is crucial and controlling for conflict purposes.

            The Epstein Declaration also makes clear that Latham has no confidential ITT information in this representation and that nothing has ever been given to Hilton. Id. at 8.

      3.    The Representation of ESI Poses No Conflict

            a. ESI is a Separate and Distinct Entity From ITT and the Representation of One Does Not Constitute the Representation of the Other

            ESI, the principal defendant in the Eldredge case, is a public company in which ITT owns 83% of the stock and the public owns the remainder. Wheeler Decl. at P. 4. This affiliate has its own legal department (to which Latham reports), its own management, board of directors and officers. Id. In short, this company meets all of the requirements set out in the ABA Opinion and California State Bar Opinion for constituting an entity separate and distinct from ITT for conflict purposes.

            The State Bar of California has set out a bright-line rule in Formal Opinion 1989-113 for determining when a subsidiary is to be considered the same as its parent for conflict purposes. This rule was characterized in the opinion as the "alter ego exception." As the State Bar Committee noted:

            In determining whether there is a sufficient unity of interests to require an attorney to disregard separate corporate entities for conflict purposes, the attorney should evaluate the separateness of the entities involved, whether corporate formalities are observed, the extent to which each entity has separate and distinct managements and boards of directors, and whether, for legal purposes, one entity could be considered the alter ego of the other.

Opinion 1989-113 at page 3. Applying each of these factors to ITT's relation with ESI can lead to only one result. Each requires that ITT and ESI be treated as distinct and separate entities for conflict purposes. There is no ambiguity and no grey area. The representation of ESI is not the representation of ITT. ITT has no standing to raise any issues concerning ESI or WBIS+.

            b. Latham is Not Engaged in Any Representation Adverse to WBIS+ or ESI and ITT Has No Standing to Raise This Issue

            ITT assumes that an attempt to takeover a company is a representation directly adverse to all entities in which the target company has investments. This assertion is just flat wrong. No effort is being made to takeover ESI or WBIS+. The fact that there might be indirect effects on ESI and WBIS+ if the Board of an investor changes or if an investor merges with another company does not constitute the "direct adversity" which is required under Rule 1.7 to create the potential for conflict. As noted by the ABA, it is direct, not indirect, adversity which creates the potential for conflict. Formal Opinion 95-390. Actions which may change the identity or stock ownership of an investor in a client are not directly adverse to the client. Thus, in California State Bar Formal Opinion 1989-113, the fact that an attorney's lawsuit against the wholly-owned subsidiary of a client could have a material impact on the subsidiary and the value of the client's investment in the subsidiary was held to create only an "indirect impact" would did not create a conflict as to the parent, which was not a party to the suit.

            The ABA has also rejected ITT's position. As it stated in Formal Opinion 95- 390:

            Rule 1.7(a) thus establishes a per se rule, but its reach is appropriately limited to cases in which a lawyer is asked to undertake a matter that is "directly adverse" to an existing client. In all other cases, the client's only recourse is to fire the lawyer who undertakes a matter that displeases the client. Moreover, we see no principled way otherwise to draw a line short of the point where any discernible economic impact on a client arising from another representation (however slight or remote) must be treated as direct adverseness...

There is clearly no conflict as to WBIS+ or ESI.(4)

--------
(4) Interestingly, ITT in its own right would have substantial difficulty raising any adversity. ITT's expert strains to find any authority even for the fundamental proposition underlying ITT's motion: that a takeover contest is an adverse representation to the target corporation. The most that ITT's expert can muster is some scattered "discussion with corporate lawyers" who are unnamed. Wolfram Decl. at P.
      16. The resolution of this basic issue is not as elusive as ITT would have

D. There is No Ethical Reason Why Latham Cannot Be Adverse to ITT

      1. Latham's Representation of ITT in the Eldredge Matter Has Concluded Because the Contemplated Services Have Been Completed. Therefore, Latham No Longer Owes ITT the Duty of Loyalty Due a Current Client.

            ITT rushes to the conclusion that Latham has attempted a "hot potato withdrawal" from the piggyback representation of ITT in the Eldredge matter. This contention is without merit as confirmed by the expert opinion of the California Supreme Court Justice who wrote the Supreme Court decision that discusses such withdrawals. As verified by Justice Arabian, Latham has not resigned from a representation of ITT without cause to cure a conflict, as was the case in Truck Ins. Exchange v. Fireman's Fund Ins. Co., 6 Cal. App. 4th 1050, 8 Cal. Rptr. 228 (1992). Arabian Decl. at P. 36. Latham agreed to see ITT, the parent corporation, through resolution of the Eldredge matter in the trial court, and that is exactly what Latham has done. Latham's representation of ITT effectively ended on December 20, 1996, when the Court signed its Statement of Decision granting judgment n.o.v. for ITT. Wheeler Decl. at P. 7. Final judgment has now been entered and the

----------
the Court believe. ITT's expert need have looked no further than Goldstein v. Lees, 46 Cal. App. 3d 614, 120 Cal. Rptr. 253 (1975), a case which he cites three times in his treatise. There the California Court of Appeal reached a different conclusion from the one urged by ITT. The Court declared:

            There is no basis in the record which would permit an appellate court to conclude that the proxy fight itself was adverse to the interests of the corporation. This conclusion follows even though Hirshman and Lees failed in their attempt to gain control of the corporation. We cannot say that this exercise in corporate democracy was inimical to the interest of the corporation.

Id. at 619. The Goldstein court did find that the substantial confidential information relating to the proxy contest possessed by the former general counsel of the company precluded him from representing a minority shareholder. The Court made clear, however, that in the absence of such material confidential information, there would be no impediment to the representation. See id. at 620
n.43. See also Jacuzzi v. Jacuzzi Bros. Inc., 218 Cal. App. 2d 24, 29, 32 Cal. Rptr. 188 (1963).

representation of ITT has concluded.(5)

            Before Plaintiffs appealed, Latham notified ITT that Latham would not undertake a new representation of ITT in the appeal. When a lawyer declines to undertake a new engagement after the conclusion of an existing representation, that is not a "hot potato" withdrawal, but the cessation of services on the completion of the engagement. Arabian Decl. at P. P. 34-38. There is no duty of loyalty to a former client who became such through the conclusion of the engagement. The duty of loyalty does not outlast the representation of the client. This principle renders ITT's citation of the decision in Truck irrelevant. Id. at P. 36. See also Gillers Decl. at P. P. 21-25.

            The Restatement provides that a representation ends in the normal course when "the lawyer has completed the contemplated services." Section 43 at page 124. ITT and its expert cite no contrary authority. The scope of an attorney's representation is contractual in nature and it is the contract which sets out the parameters of the representation. See Neel v. Magana, Olney, Levy, Carthcart & Gelfand, 6 Cal. 3d 176, 181, 98 Cal. Rptr. 837 (1971). The letter sent at the beginning of the Eldredge matter is silent as to Latham's undertaking any appeal. All that is discussed is work at the lower court level: discovery, motion practice and trial. No mention is made of representing ITT should there be an appeal after judgment. Arabian Decl. at P. 34.

            Under these circumstances in California, the duties of an attorney end with the entry of judgment in the trial court. Id. As stated by the California Court of Appeal:

            When a judgment has been entered the duties of an attorney are at an end unless the terms of his employment require him to take some action to collect the judgment. If he does proceed, as by taking an appeal, or having execution issued, his authority will be presumed. But if he takes no action to enforce collection it will not be presumed from the fact that he obtained the judgment that he had authority and a duty to do so.

----------
(5)         California law clearly governs this question. See Gillers Decl. at
      P. 22.

Mizrahi v. Miscione, 252 Cal. App. 2d 673, 677, 60 Cal. Rptr. 680 (1967) (citations omitted).

            This is not a rule unique to California. The "general rule" is stated as follows in ALR:

            it seems to be the general rule that an appeal from a judgment is such a new proceeding as to authorize the appearance of a new attorney without formal substitution. A scire facias is a new action, and requires a new warrant of attorney; so that, if an attorney different from the one in the original suit issues it, a rule and notice to change the attorney are not necessary.

Fidelity & Deposit Co. v. Madson, 70 A.L.R. 832, 834 (1930). See also Young v. Bridwell, 437 P.2d 686, 690 (1968) (attorney not required to represent client on appeal after judgment in the trial court absent an agreement to do so); Franke
v. Zimmerman, 526 S.W.2d 257 (Tx 1975) (contract of employment and duty of further representation terminates on the rendering of judgment in the trial court; no duty to represent client on appeal); Edlund v. Los Altos Builders, 106 Cal. App. 2d 350, 357, 235 P.2d 28 (1951) (appellate counsel appearing for the first time on appeal need not even effect a substitution of counsel. All that need be done is to file a notice of appeal under the new firm's name.); Estate of Hultin, 29 Cal. 2d 825, 178 P.2d 756 (1947).

            In addition to providing his expert opinion supporting these principles, Justice Arabian also points out that it is the custom and practice in California engagements that the trial work is considered a separate and distinct representation from the representation on appeal. Arabian Decl. at P.
37. ITT's actions here comport with the custom and practice that trial and appeal are distinct representations. Particularly noteworthy is the fact that ITT had already retained the firm of Gibson, Dunn & Crutcher as advisor on the post-trial motions in the Eldredge case and notified Latham that the Gibson firm would be involved in all respects of the appeal. Wheeler Decl. at P. 7; Wilkes Decl. at P. P. 2, 6. The Gibson, Dunn firm has also been engaged to handle related suits which have arisen since the trial in the Eldredge case. Wheeler Decl. at P. 11. The notion that ITT has been prejudiced by the completion of Latham's engagement is without foundation. Arabian Decl. at P. 38.

            ITT would have this Court believe that it fully entrusted Latham with the appeal before it was even filed. The reality is to the contrary. Even while post-trial motions were pending in the trial court in the Eldredge matter, ITT had already engaged the services of Gibson, Dunn and Crutcher as "advisor." Wheeler Decl. at P. 7; Wilkes Decl. at P. 2. Only now, when it is strategically advantageous to do so, does ITT argue that it really wanted Latham all along to handle the appeal. No agreement or commitment was ever reached for Latham to do the ITT appellate work, and Latham has never made any appearance in the court of appeal on behalf of ITT after judgment n.o.v.. Wheeler Decl. at P. 8. Indeed, the first and only instruction from ITT regarding the appeal did not arrive until after ITT had already filed this motion and after Latham had notified ITT that it would not accept such a new engagement. Wheeler Decl. at P. 12. There was simply no reason to make the offer in ITT's February 19 letter (which was rejected the same day) until an appeal was actually filed. ITT is a former client. See Gillers Decl. at P. 25.

      2. Even If ITT Were a Still a Current Client in the Eldredge Matter, the Revised California Conflict Rules Would Still Not Prevent Latham From Being Adverse to ITT

            The California conflict rules underwent substantial revisions in late 1992. The fundamental flaw in the analysis of ITT's expert is that it is based on the old California rules, which have been completely re-written and supplanted. ITT's expert proceeds on the assumption that the following language appears in the California Rules of Professional Conduct:

            A member shall not, without the informed written consent of each client, accept employment in a matter by one client adverse to another party being represented by the member of the member's law firm in another matter, whether or not the matters are related.

There is just one problem with Professor's Wolfram's assumption. The above language is not in the California Rules. In fact, the Board of Governors of the State Bar of

California considered adding precisely the above language to the California conflict rules in 1992 when they were re-written, and recommended against the addition on the basis that it was "a major, last minute change to the rule." See Request that the Supreme Court of California Approve Amendments to the Rules of Professional Conduct of the State Bar of California, and Memorandum of Supporting Documents in Explanation (December 1991) at 8. To this date no such language or requirement appears in the California Rules of Professional Conduct.(6)

            The California State Bar acknowledged in 1992 that the basic conflict rule, 3- 310, was being "amended substantially," id. at 29, and that the State Bar was specifically removing the requirement of client consent in many situations where it had previously been imposed. This was a conscious decision. The State Bar explained its rationale for the elimination of client consent in many contexts as follows:

            This requirement is deleted in response to developments in the legal profession. With the increase in law firm acquisitions and mergers and the development of national and international firms with offices in numerous locations, conflicts screening is increasingly difficult. Many large firms, undertaking simultaneous individual, corporate and governmental representations, cannot act on behalf of one client without potentially impacting (however tenuously) the representation of other clients. It is argued that to obtain each client's informed written consent with respect to every relationship the attorney or law firm has with other affected clients (who could

--------
(6) Another proposal to add such a rule is again considered by the Board of Governors of the California State Bar and one possible version was sent out for public comment last year. At the conclusion of the public comment phase, the Board of Governors was still considering several different versions of a potential new rule, but had not even come to a conclusion as to which version, if any, on which to solicit additional public comment. If the Board of Governors ever does adopt such a new rule, it would not go into effect until approved by the Supreme Court of California. California Rule 1-100; California Business and Professions Code Section 6076-77. The addition of such a new rule, if it ever occurs, could be years away.

            be affected theoretically but are frequently not affected in any real or practical sense) is onerous.

Id. at 29.  The State Bar continued:

            This problem is compounded in situations where the client is a corporation or governmental entity and written consent is required. Obtaining written consent from such organizational clients can require these clients to engage in time-consuming and costly actions, including scheduling additional board or agency meetings in order to authorize written conflict waivers. The time lost acquiring written conflict waivers is these situations can impact upon the client's representation prejudicially.

Id. Because of these concerns, the conflict rules which went into effect in late 1992 and which are still operative require written consent only in four instances which are embodied in Rule 3-310(C) and (E).(7)

            It is clear that none of the four instances in Rule 3-310(C) and (E) where client consent is still required is involved here. There is no concurrent representation in the same matter (Rule 3-310(C) (1) and (2)) and no representation of a new client who is adverse to a preexisting client on a matter handled by the firm. (Rule 3-310(C)(3)). As verified in the Rosch, Wheeler and Epstein Declarations, Latham & Watkins has no confidential information

--------
(7)   The text of the rules is as follows:
      (C)   A member shall not, without the informed written consent of each client:
            (1) Accept representation of more than one client in a matter in which the interests of the clients potentially conflict; or
            (2) Accept or continue representation of more than one client in a matter in which the interests of the clients actually conflict; or
            (3) Represent a client in a matter and at the same time in a separate matter accept as a client a person or entity whose interest in the first matter is adverse to the client in the first matter.
      . . . .
      (E) A member shall not, without the informed written consent of the client or former client, accept employment adverse to the client or former client where, by reason of the representation of the client or former client, the member has obtained confidential information material to the employment.

material to the takeover matter. It is clear that there is no conflict under California law and no need for ITT's consent.

            The current California conflict rules make clear that even if ITT were a current client of Latham (which it is not), there would be no conflict and no basis to disqualify Latham. The legislative history makes clear that ITT's remedy, if it is displeased, is to take its work elsewhere, which it has already done.(8)

      3. There is No Substantial Relationship Between the Eldredge Matter and the Hilton Dispute and Latham Has No Confidential Information from ITT Which is Material to the Hilton Dispute

            Given ITT's status a former client, the only remaining issue is whether the representation of Hilton in the takeover would be substantially related to Latham's concluded representation of ITT in the Eldredge matter. The answer must be an emphatic no. In California, a substantial relationship will only be found:

      when it appears by virtue of the nature of the former representation or the relationship of the attorney to his former client confidential information material to the current dispute would normally have been imparted to the attorney...

Global Van Lines v. Superior Court, 144 Cal. App. 3d, 483, 489, 192 Cal. Rptr. 609 (1983). Courts look at the "practical consequences of the attorney's representation of the former client. The courts ask whether confidential information material to the current dispute would normally have been imparted to the attorney by virtue of the nature of the former representation." H.F. Ahmanson, supra, 229 Cal. App. 3d at 454. An examination

--------

(8) Although the California rules differ on this point from other jurisdictions, there does not appear to be any serious dispute that the California Rules of Professional Conduct govern this motion given Latham's substantial presence in California and the California bases of all but one of the matters cited by ITT. ITT's expert appears to concur as all but one of the cases he cites in his declaration are from California. The only representation at issue outside of California is the WBIS+ matter, which is being handled in the District of Columbia. The law of California and the District of Columbia are in complete agreement on the relevant legal principles governing the WBIS+ representation. See D.C. Bar Ethics Opinion 216; California State Bar Opinion 1989-113.

of the complaint and issues in the Eldredge matter reveals no relationship whatsoever with the ITT/Hilton dispute. Arabian Decl. at P. 40; Gillers Decl. at
P. 27. ITT does not attach the Eldredge complaint as an exhibit to its voluminous papers nor did it apparently give a copy to its expert. The reason for this camouflage is obvious when one sees just how far removed the Eldredge suit is from the takeover.

            To the extent that any allegations were leveled at ITT in the Eldredge suit, it was that ITT "had no part in developing any of the courses at ITT Tech..." No depositions of ITT persons were taken. Wheeler Decl. at P. 5. No ITT documents were produced. Id. Neither party called any ITT representative as a witness at trial. Id. That this was a piggyback representation of ITT, and would have been the same basic case if ITT were in it or out of it is verified by the fact that ESI paid all of Latham's bills in the matter (id. at P. 4) and the trial judge found ITT's role in the case so tangential that she granted ITT's motion for j.n.o.v. Id. at P. 7. See Gillers Decl. at P. P. 26-28.

            Faced with this lack of any relationship between ITT/Hilton dispute and the disgruntled hamburger flippers' suit, ITT is reduced to arguing that ESI provided Latham with confidential information regarding ESI's business plans. Since the business plans belonged to ESI and not ITT, ITT has no standing even to raise this issue. Yet even if ITT could assert that the separateness between it and ESI should be disregarded in spite of the vast authority and its own argument to the contrary at trial, there would still be no conflict. ITT misconceives the role of the substantial relationship test. To determine whether there is a substantial relationship between the Eldredge suit and the takeover, the scope and subject matter of the former and present representations must be examined to determine whether the subsequent representation is adverse to the matters at issue in the previous representation. See Gas-A-Tron v. Union Oil Co., 534 F.2d 1322 (9th Cir.), cert. denied, 429 U.S. 861 (1976). If a former client nevertheless asserts in the absence of a substantial relationship, as ITT does here, that it provided the lawyer with information that is only tangentially related to the suit, the former client is not entitled to invoke any presumption that such information was given. An inquiry will be made about whether information was actually imparted and whether it is material to the current representation. See H.F. Ahmanson, supra, 229 Cal. App. 3d 459-60; California Rule 3-10(E).

            "The standard for proving an attorney possesses actual confidences is a formidable one." Hoffman-La Roche, Inc. v. Promega Corp., 33 U.S.P.Q. 2d 1640, 1654 (N.D.Ca. 1994). The former client must show that the attorney "in fact possesses confidential information." Id. at 1654-55 (emphasis in original). In this regard, generalized or conclusory allegations will not carry the former client's burden of proof. Id. at 1655. The declarations of the former client must set out the information at issue with some specificity and will be submitted to close examination. Id. As the Hoffman-LaRoche court declared in applying the Ahmanson standard:

            Mr. Limbach's vague and conclusory declarations fall short of establishing a genuine conflict of interest here. Nothing in these declarations assists the court's determination of the extent to which confidences were actually conveyed to Mr. Hulluin or the materiality of those 'confidences' to this litigation.

Id. Here, the allegation that such confidential information was imparted is made only in the most conclusory and general terms in Mr. Fischkin's Declaration. ITT has not come close to carrying its formidable burden. Moreover, its allegations are refuted by the Declaration of Latham attorney Wheeler, who declares that nothing other than public information was ever provided to him by ITT in the piggyback representation (Wheeler Decl. at P. 9), and by the declarations of the other Latham attorneys, who specifically refute any allegation that they have confidential ITT information related to the takeover.

                                       IV

                                   CONCLUSION

            For the reason set forth above the accompanying declarations, ITT's claims against Latham should be rejected.

            Dated this 28th day of February, 1997.

                                        Donald J. Campbell & Associates,

                                           By:  /s/ Donald J. Campbell
                                                ------------------------------
                                           Donald J. Campbell, Esq.
                                           Donald J. Campbell & Associates
                                           300 S. Fourth Street, Suite 1409
                                           Las Vegas, Nevada 89101
                                           Attorneys for Latham & Watkins
                                           Specially Appearing